SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 6-K

                       Report of Foreign Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the
                    Securities Exchange Act of 1934

                     Commission File No. 000-51196

                     For the month of November 2006

                      AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                            Kackertstrasse

                            D-52072 Aachen

                                Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

 AIXTRON Reports Financial Results For The First Nine Months Of 2006

    --  Equipment Order Intake Up 76% Year Over Year

    --  Gross Margin Up 7 Percentage Points Year Over Year to 38%

    --  Third Quarter 2006 Profitable

    --  FY 2006 Guidance Raised



    AACHEN, Germany--(BUSINESS WIRE)--Nov. 2, 2006--AIXTRON AG (FSE:
AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN US0005066203), a leading provider of deposition equipment to the semiconductor industry, today announced financial results for the nine months of 2006, ended
September 30, 2006.


Key Financial Figures

(million EUR)            Q1-Q3 2006 Q1-Q3 2005 Q3 2006 Q2 2006 Q3 2005
----------------------------------------------------------------------

Sales revenues               108.6       95.7    40.9    35.7    29.1
Gross profit                  41.5       30.1    16.1    13.3    10.0
Gross margin, % revenues        38%        31%     39%     37%     34%
Operating result              (2.4)     (14.4)    1.8    (1.1)   (8.4)
Net result                    (2.4)     (11.7)    1.9    (1.2)   (8.0)
Net result per share -
 basic (EUR)                 (0.03)     (0.15)   0.02   (0.01)  (0.09)
Net result per share -
 diluted (EUR)               (0.03)     (0.15)   0.02   (0.01)  (0.09)
Cash and cash
 equivalents (end of
 period)                      52.5       31.5    52.5    37.7    31.5
Operating cash flow           23.2       (9.7)   15.2     3.0    (9.5)
----------------------------------------------------------------------
Equipment Order Intake       133.5       76.0    52.3    49.5    24.9
Equipment Order Backlog
 (end of period)              98.3       56.0    98.3    81.2    56.0


    Highlights In The First Nine Months of 2006

    -- Order Intake: Due to improved market confidence, the value of equipment orders received in the first nine months of 2006 rose substantially, by 76 percent, compared to the first nine months of 2005. The continued year-over-year increase was supported by a 6 percent sequential increase in equipment order intake, to EUR 52.3 million in the third quarter of 2006. Reflecting a significant rise in demand for semiconductor equipment, especially from the LED end application markets, order intake for compound semiconductor equipment rose year-over-year by 89 percent to EUR 101.9 million in the first nine months of 2006 and, based on robust demand for CVD equipment, the value of orders received for silicon semiconductor equipment in the first nine months of 2006 rose by 44 percent year over year, to EUR 31.6 million.

    --  Revenues: Revenues in the first nine months of 2006 were EUR
        108.6 million, a year-over-year increase of 14 percent. The largest element of the nine-month 2006 revenue (49 percent; comparable prior-year period: 57 percent) was generated from the sale of compound semiconductor equipment, which in turn was driven by LED system demand, especially from Asia (81 percent of total nine-month 2006 revenue; comparable prior-year period 72 percent). The share of revenues related to the sale of silicon semiconductor equipment rose from 24 percent in the first nine months of 2005 to 31 percent in the first nine months of 2006.

    -- Gross Margin: Due to both a reduction in the cost of sales relative to revenue and higher revenue in the first nine months of 2006, as compared to the first nine months of 2005, the Company's gross profit increased by 38 percent year over year to EUR 41.5 million in the first nine months of 2006. Consequently, the gross margin rose from 31 percent in the first nine months of 2005 to 38 percent in the first nine months of 2006.

    -- Net Result: The Company's net loss after tax decreased from EUR 11.7 million (net loss after tax per share: EUR 0.15) in the first nine months of 2005 to a net loss of EUR 2.4 million (net loss after tax per share: EUR 0.03) in the first nine months of 2006. AIXTRON's net loss after tax in the first nine months of 2005 included beneficial allocations to deferred tax assets which did not occur in the first nine months of 2006.

    -- Cash: Despite a EUR 19.8 million increase in the value of inventories as of September 30, 2006 compared with year-end 2005, cash and cash equivalents increased by EUR 21.1 million, from EUR 31.4 million as of December 31, 2005 to EUR 52.5 million as of September 30, 2006. The increase in cash and cash equivalents was largely due to cash inflows from operating activities totaling EUR 23.2 million.

    Management Review

    Paul Hyland, President and Chief Executive Officer at AIXTRON, commented: 'We are particularly pleased at being able to present yet another quarter of improving profit, increased cash, growing order intake, reduced costs, better margins and stable market conditions, all of which, bar the market environment, are a reflection of a more consistent and focused internal performance across the AIXTRON group."

    Hyland continued: 'Looking forward over the next three months, although we have a very busy and challenging time ahead of us, we expect to continue to make good progress with our own internal operational performance, and to make further progress towards extending both our technology and our market reach."

    Outlook

    Based on the positive business development in the first nine months of 2006, the Company raises its current 2006 full year guidance to approximately EUR 160 million in revenue (previous guidance given on August 3, 2006: approximately EUR 150 million in revenue), with net income after tax for fiscal year 2006 estimated to be approximately EUR 3 million (previous guidance given on August 3, 2006: breakeven on a net result basis).

    Investor Conference Call

    AIXTRON will host a financial analyst and investor conference call on November 2, 2006 at 08:30 CET (02:30 EST) to review the first nine months 2006 results. From 08:15 CET (02:15 EST) you may listen to the call live at +49 (0) 69 9897-1079 (Germany) / +44 (0) 20-7365-1828
(United Kingdom) / +1 (718) 354-1357 (United States). Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section 'investors", following the conference call.

    Financial Tables

    The complete consolidated interim financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity) relating to this press release are available on www.aixtron.com, section 'Investors', subsection 'Financial Data", subsection 'Reports", as part of AIXTRON's Group interim report for the nine months ended September 30, 2006. Genus was consolidated into the AIXTRON Group only from March 14, 2005 onwards.


AIXTRON Group

Consolidated Income Statement (IFRS)*


In EUR thousands,
 except per share
 amounts and amount
 of shares            Q1-Q3 2006    Q3 2006   Q1-Q3 2005**  Q3 2006**
----------------------------------------------------------------------

  Revenues               108,635      40,934       95,683      29,060
  Cost of Sales           67,183      24,801       65,567      19,041
Gross profit              41,452      16,133       30,116      10,019
----------------------------------------------------------------------
  Selling expenses        15,862       5,568       18,757       7,900
  General
   administration
   expenses               13,164       3,818       12,217       4,397
  Research and
   development costs      18,650       6,126       19,188       7,017
  Other operating
   income                  3,812       1,208        5,620         911
Operating results         (2,412)      1,829      (14,426)     (8,384)
----------------------------------------------------------------------
  Interest income            474         215          515         133
  Interest expense            23          15          147          36
Net interest                 451         200          368          97
Result before taxes       (1,961)      2,029      (14,058)     (8,287)
----------------------------------------------------------------------
  Taxes on income            442          90       (2,360)       (244)

Net income
 loss/income for the
 period (after taxes)     (2,403)      1,939      (11,698)     (8,043)
----------------------------------------------------------------------
Basic earnings per
 share (EUR)               (0.03)       0.02        (0.15)      (0.09)
Diluted earnings per
 share (EUR)               (0.03)       0.02        (0.15)      (0.09)
----------------------------------------------------------------------
Weighted average
 number of shares
 used in computing
 per share amounts:
Basic                 87,820,345  87,836,124   80,138,724  86,561,606
Diluted               87,820,345  87,925,885   80,138,724  86,561,606
----------------------------------------------------------------------
Consolidated
 Statements of
 Comprehensive Income
 (Loss)                      kEUR        kEUR         kEUR        kEUR
Net loss/income for
 the period               (2,403)      1,939      (11,698)     (8,043)
Foreign currency
 translation
 adjustments              (5,083)        438        9,403        (425)
Loss on derivate
 financial
 instruments                 385         (49)      (2,115)        191
----------------------------------------------------------------------
Comprehensive
 loss/income              (7,101)      2,328       (4,410)     (8,277)
----------------------------------------------------------------------

* unaudited
** comparative figures for 2005 after conversion to IFRS


AIXTRON Group Consolidated Balance Sheet (IFRS)

----------------------------------------------------------------------
In EUR thousands                 September 30, 2006* December 31, 2005
----------------------------------------------------------------------
ASSETS
  Property, plant and equipment              38,645            42,179
  Goodwill                                   67,409            71,002
  Other intangible assets                    16,351            19,766
  Investment Property                         4,908             4,908
  Other non-current assets                      750               499
  Deferred tax assets                         6,165             6,331
----------------------------------------------------------------------
  Total non-current assets                  134,228           144,685
----------------------------------------------------------------------
  Inventories                                52,867            33,113
  Trade receivables                          16,711            24,209
  less allowance of kEUR 499
   (last year: kEUR 445)
  Other current assets                        4,906             3,875
  Cash and cash equivalents                  52,457            31,435
----------------------------------------------------------------------
  Total current assets                      126,941            92,632
----------------------------------------------------------------------
  TOTAL ASSETS                              261,169           237,317
----------------------------------------------------------------------
LIABILITIES AND SHARHOLDERS'
 EQUITY
  Subscribed capital                         87,836            87,797
  No. of shares: 87,836,124
   (previous year: 87,796,614)
  Additional paid-in capital                 97,096            95,951
  Retained earnings                         (11,666)           (9,264)

  Accumulated other
   comprehensive income                       4,417             9,115
----------------------------------------------------------------------


  TOTAL SHAREHOLDERS' EQUITY                177,683           183,599
----------------------------------------------------------------------
  Provisions for pensions                     1,082               978
  Other non-current liabilities                  74               176

  Other non-current accruals and
   provisions                                 2,280             3,122
----------------------------------------------------------------------
  Total non-current liabilities               3,436             4,276
----------------------------------------------------------------------
  Trade payables                             25,395            17,479
  Advanced payments from
   customers                                 36,913            11,845
  Other current provisions and
   accruals                                  14,188            14,032
  Other current liabilities                   1,908             3,949
  Current tax liabilities                       503             1,404
  Convertible bonds                               3                 3
  Deferred revenues                           1,140               730
----------------------------------------------------------------------
  Total current liabilities                  80,050            49,442
  TOTAL LIABILITIES                          83,486            53,718
----------------------------------------------------------------------

  TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY                     261,169           237,317
----------------------------------------------------------------------

* unaudited

    Further Information

    For further information on AIXTRON (FSE: AIX, ISIN: DE0005066203;
NASDAQ: AIXG, ISIN: US0096061041) please consult our website at:
www.aixtron.com

    Forward-Looking Statements

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may", 'will", 'expect", 'anticipate", 'contemplate", 'intend", 'plan", 'believe", 'continue" and 'estimate", and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.


Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com


Language:   English
Issuer:     AIXTRON AG
            Kackertstr. 15-17
            52072 Aachen Deutschland
Phone:      +49 (0)241 8909-444
Fax:        +49 (0)241 8909-445
E-mail:     invest@aixtron.com
WWW:        www.aixtron.com
ISIN:       DE0005066203
WKN:        506620
Indices:    TecDAX
Listed:     Geregelter Markt in Frankfurt (Prime Standard);
            Freiverkehr in Berlin-Bremen, Munchen, Hamburg,
            Dusseldorf, Stuttgart; Terminborse EUREX; Foreign
            Exchange(s) Nasdaq


    CONTACT: AIXTRON AG
             Klaus F. Gruendel, 02 41-89 09-444
             k.gruendel@aixtron.com

                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: November 2, 2006

                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO